The Empire State Building
350 Fifth Avenue, Suite 3018
New York, NY 10118
Telephone: (212) 375-2950
Facsimile: (212) 931-9339

Confidential

September 28, 2007

Dynamotive Energy Systems Corporation
Andrew Kingston
President and CEO
Angus Corporate Centre
1700 West 75th Avenue, Suite 230
Vancouver BC
Canada V6P 6G2

Re:      Financial Advisory Agreement

Dear Mr. Kingston:

Based on our discussions, we are pleased to confirm the arrangements under which, Ardour Capital Investments LLC, (“Ardour” or “Advisor”) will be engaged by Dynamotive Energy Systems Corporation together with its subsidiaries and affiliates (“DYMTF” or “Company”), to act as the Company's exclusive financial advisor (“Financial Advisor”) with respect to assessing and accessing the capital markets. The term of this agreement shall commence on September 28, 2007.

1.

As Financial Advisor, Ardour agrees to assist and advise the Company with respect to the specific financing (“Financing”) as agreed by email between Ardour Capital and Mr. Andrew Kingston, today, September 28, 2007. The Financing is for a specific USD 10MM in a private transaction.

2.

Ardour shall serve as exclusive financial advisor and placement agent for a period of 60 days for the Financing. Ardour further recognizes that DYMTF is in discussions with other agents. Ardour is a registered securities dealer.

3.

Advisor agrees to act as the placement agent or underwriter for the Company in connection with a proposed institutional equity financing transaction. Ardour’s fees for acting in that capacity shall include a cash commission of 7% plus a five year warrant to purchase 4% of the Common Stock sold at the financing valuation of $0.9215 per share.

4.

Notwithstanding the termination of this agreement through the passage of time or otherwise, if Ardour introduces DYMTF to an individual contact not previously known to DYMTF during the term of this agreement and DYMTF and that contact enter into a transaction within 18 months after the date of the introduction, Ardour shall be entitled to receive the compensation provided in this agreement. In the event that another broker claims responsibility for such a transaction, however, DYMTF may appoint an impartial arbiter to determine the allocation of the permissible commission payments between Ardour and such other broker.

5.	In addition to the fees payable hereunder and regardless of whether any transaction or financing is proposed or consummated, the Company shall reimburse Ardour for all reasonable travel and out-

Ardour Capital Investments, LLC

of-pocket expenses incurred by Ardour in connection with the performance of its services hereunder, including without limitation, hotel, food and associated expenses and long-distance telephone calls up to a maximum of $1,000 per month; any expenses over $1,000 per month (Including counsel fees) shall require the prior approval of the Company, which will not be unreasonably withheld. Such expenses shall be submitted by Ardour on a monthly basis, together with originals of receipts and other documentation supporting all expenditures in excess of $25, in accordance with Company policy, and will reimbursed by Company promptly upon receipt.

6.

In connection with Ardour’s activities on the Company's behalf, the Company will furnish Ardour with all information that it may reasonably request and will provide Ardour reasonable access to the officers, directors, accountants and counsel of the Company under the direction of a Company representative.

7.

The Company acknowledges that Ardour makes no commitment whatsoever as to making a market in the Company's securities or to recommending or advising its clients to purchase the Company's securities. Ardour acknowledges that the Company shall have the absolute right in its sole discretion to determine whether to proceed with any financing or to accept any individual investor.

8.

The Company agrees that Ardour has the right to place advertisements in financial and other newspapers and journals describing its services to the Company hereunder following review and approval by the Company.

9.

Ardour will act under this agreement as an independent contractor with duties to the Company. Because Ardour will be acting on the Company's behalf in this capacity, it is Ardour’s practice to receive and give mutual indemnification. A copy of Ardour’s standard indemnification form is attached to this letter agreement as Appendix A, and is incorporated herein. It is expressly understood and agreed to by the parties hereto that Ardour shall have no authority to act for, represent or bind the Company or any affiliate thereof in any manner, except as may be agreed to expressly by the Company in writing from time to time.

10.

Any notice or communication permitted or required hereunder shall be in writing and shall be deemed given upon receipt and shall be (i) hand-delivered; (ii) sent postage prepaid by registered mail, return receipt requested, or (iii) sent by confirmed facsimile, to the respective parties as set forth below, or to such other address as either party may notify the other in writing:

If the Company, to:	Dynamotive Energy Systems Corporation
Angus Corporate Centre
1700 West 75th Avenue, Suite 230
Vancouver BC
Canada V6P 6G2
Attn: Andrew Kingston, Chief Executive Officer

If to the Advisor, to:	ARDOUR CAPITAL INVESTMENTS
The Empire State Building
350 5th Avenue, Suite 4812
New York, NY 10118
Attn: Kerry J Dukes, Chief Executive Officer
Phone 212.375.2957

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11.

This letter agreement shall be binding upon and inure to the benefit of each of the parties hereto and their respective successors, legal representatives and assigns. No provision of this letter agreement may be amended, modified or waived, except in a writing signed by all of the parties hereto.

12.

This letter agreement shall be construed in accordance with and governed by the laws of the State of New York, without giving effect to its conflict of law principles. Each of the Company and the Advisor agrees that any controversy or claim arising out of or relating to this letter agreement, or the breach thereof, shall be settled by arbitration administered by the American Arbitration Association in New York, New York, in accordance with its Commercial Arbitration Rules, and judgment on the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof.

If the terms of our engagement as set forth in this letter are satisfactory to you, kindly sign and date the enclosed copy of this agreement and the indemnification form thereto as Exhibit A and return them to us.

Very truly yours,

ARDOUR CAPITAL INVESTMENTS

By: /s/ Kerry J. Dukes
                Name: Kerry J. Dukes
                Title: Chief Executive Officer

ACCEPTED AND AGREED TO:

By: /s/ R Andrew Kingston
                    Name: R. Andrew Kingston
                    Title: President and CEO

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Exhibit A

Gentlemen:

This letter will confirm that we have engaged Ardour Capital Investments LLC (Advisor) to advise and assist us in connection with the matters referred to in our letter agreement dated _______________ (“Engagement Letter"). In consideration of your agreement to act on our behalf in connection with such matters, we agree to indemnify and hold harmless you and your affiliates and you and their respective officers, directors, employees and agents and each other person, if any, controlling you or any of your affiliates (you and each such other person being an "Indemnified Person") from and against any losses, claims, damages or liabilities related to, arising out of or in connection with, the engagement (the "Engagement") under the Engagement Letter, and will reimburse each Indemnified Person for all expenses (including reasonable fees and expenses for one counsel) as they are incurred in connection with investigating, preparing, pursuing or defending any action, claim, suit, investigation or proceeding related to, arising out of or in connection with the Engagement, whether or not pending or threatened and whether or not any Indemnified Person is a party. We will not, however, be responsible to any Indemnified Person for any losses, claims, damages or liabilities (or expenses relating thereto) that are finally judicially determined to have resulted from the willful misconduct or negligence of such Indemnified Person. We also agree that no Indemnified Person shall have any liability (whether direct or indirect, in contract or tort or otherwise) to us for or in connection with the Engagement except for any such liability for losses, claims, damages or liabilities incurred by us that are finally judicially determined to have resulted from the willful misconduct or negligence of such Indemnified Person.

We will not, without your prior written consent, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, claim, suit or proceeding in respect of which indemnification may be sought hereunder (whether or not any Indemnified Person is a party thereto) unless such settlement, compromise, consent or termination includes a release of each Indemnified Person from any liabilities arising out of such action, claim, suit or proceeding. No Indemnified Person seeking indemnification, reimbursement or contribution under this agreement will, without our prior written consent, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, claim, suit, investigation or proceeding referred to in the preceding paragraph.

If the indemnification provided for in the first paragraph of this agreement is judicially determined to be unavailable (other than in accordance with the third sentence of the first paragraph hereof) to an Indemnified Person in respect of any losses, claims, damages or liabilities referred to herein, then, in lieu of indemnifying such Indemnified Person hereunder, we shall contribute to the amount paid or payable by such Indemnified Person

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as a result of such losses, claims, damages or liabilities (and expense relating thereto) (i) in such proportion as is appropriate to reflect the relative benefits to you, on the one hand, and us, on the other hand, of the Engagement or (ii) if the allocation provided by clause (i) above is not available, in such proportion as is appropriate to reflect not only the relative benefits referred to in such clause (i) but also the relative fault of each of you and us, as well as any other relevant equitable considerations; provided, however, in no event shall your aggregate contribution to the amount paid or payable exceed the aggregate amount of fees actually received by you under the Engagement Letter. For the purposes of this agreement, the relative benefits to us and you of the Engagement shall be deemed to be in the same proportion as (a) the total value paid or contemplated to be paid or received or contemplated to be received by us, our affiliates and/or our shareholders, officers and/or directors as the case may be, in the transaction or transactions that are the subject of the Engagement, whether or not any such transaction is consummated, bears to (b) the fees paid to you in connection with the Transaction.

The provisions of this agreement shall apply to the Engagement and any modification thereof and shall remain in full force and effect regardless of any termination or the completion of your services under the Engagement Letter.

This agreement and the Engagement Letter shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts executed and to be performed in that state.

Very truly yours,

Dynamotive Energy Systems Corporation

By: /s/ R Andrew Kingston
        Name: R. Andrew Kingston
        Title: President and CEO

ACCEPTED AND AGREED TO:
as of _________, 2007

Ardour Capital Investments LLC

By: /s/
      Name:
      Title:

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